UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

Loxo Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

548862101

(CUSIP Number)

Robert Wenzel

Aisling Capital

888 Seventh Avenue, 12th Floor

New York, NY 10106

(212) 651-6380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548862101	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,038,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,038,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 548862101	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,038,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,038,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 548862101	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,038,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,038,920
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 548862101	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,038,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,038,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,038,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,038,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,038,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,038,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,038,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 548862101	SCHEDULE 13D	Page 8 of 10

Item 1. Security and Issuer.

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 12, 2017, Amendment No. 2 to the Schedule 13D filed with the SEC on November 22, 2017 and Amendment No. 3 to the Schedule 13D filed with the SEC on July 10, 2018, relates to the Common Stock, $0.0001 par value (the “Shares”) of Loxo Oncology, Inc., a Delaware corporation (the “Issuer”) and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive office of the Issuer is located at 281 Tresser Blvd., 9th Floor, Stamford, CT 06901.

Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2. Identity and Background

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following disclosure at the end of such item:

On January 5, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eli Lilly and Company (“Parent”) and Bowfin Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the acquisition of the Issuer by Merger Sub in an all cash transaction, pursuant to a tender offer (the “Offer”), followed by a subsequent back-end merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, Aisling Capital III, LP (“Aisling”) entered into the tender and support agreement described in Item 6 hereof. The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The aggregate percentage of Shares reported as owned by each Reporting Person is based on 30,614,536 Shares of the Issuer’s Common Stock issued and outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 2,038,920 Shares, constituting approximately 6.7% of the outstanding Shares.

(b)	(i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 2,038,920 Shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii)	By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 2,038,920 Shares beneficially owned by the Reporting Persons.

(c)	There have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)	Not applicable.

CUSIP No. 548862101	SCHEDULE 13D	Page 9 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following disclosure at the end of such item:
On January 5, 2019,  in connection with the Merger Agreement, Aisling entered into a Tender and Support Agreement (the “Support Agreement”), by and among Aisling, Parent and Merger Sub, pursuant to which Aisling agreed to tender all of the Shares beneficially owned by it as of the date of the Support Agreement or acquired by it after such date (the “Subject Shares”) and to take certain other actions in furtherance of the Merger.  Aisling also agreed that it will vote the Subject Shares against certain alternative corporate transactions, each as more fully described in the Support Agreement, during the time that the Support Agreement is in effect.
The Support Agreement will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement; (ii) the effectiveness of the Merger; (iii) the termination of the Support Agreement by written notice from Parent to Aisling; or (iv) any amendment or change to the Merger Agreement or the Offer that is effected without Aisling’s consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of the Issuer pursuant to the terms of the Merger Agreement.
The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement filed as Exhibit 7 to this Amendment.

Item 7. Materials to be filed as Exhibits.

Item 7 is amended by adding the following:

Exhibit 7:
Tender and Support Agreement, dated as of January 5, 2019, by and among Eli Lilly and Company, Bowfin Acquisition Corporation and Loxo Oncology, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Loxo Oncology, Inc. with the SEC on January 7, 2019).

CUSIP No. 548862101	SCHEDULE 13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2019

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steven Elms
Steven Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).